SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                               SCHEDULE 13G
                              (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                         (Amendment No. ________)*


                              GADZOOKS, INC.
 -------------------------------------------------------------------------
                             (Name of Issuer)


                       Common Stock, $.01 Par Value
 -------------------------------------------------------------------------
                      (Title of Class of Securities)


                                36 2553 10
 -------------------------------------------------------------------------
                              (CUSIP Number)

                             February 11, 1999
 -------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [   ] Rule 13d-1(b)
          [ X ] Rule 13d-1(c)
          [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 36 2553 10



1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Phillips-Smith Specialty Retail Group III, L.P.

2.   Check the Appropriate Box if a Member of
     a Group (See Instructions)                              (a) [   ]
                                                             (b) [   ]


3.   SEC Use Only

4.   Citizenship or Place of Organization

     Texas

     Number of        5.   Sole Voting Power           471,700
      Shares
   Beneficially       6.   Shared Voting Power         -0-
       Owned
      by Each         7.   Sole Dispositive Power      471,700
     Reporting
      Person          8.   Shared Dispositive Power    -0-
       With:

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     471,700

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions)                                   [   ]

11.  Percent of Class Represented by Amount in Row (9)

     5.3%

12.  Type of Reporting Person (See Instructions)

     PN


ITEM 1.

     (a)  Name of Issuer:               Gadzooks, Inc.
     (b)  Address of Issuer's
          Principal Executive Offices:  4121 International Parkway
                                        Carrollton, Texas 75007
ITEM 2.

     (a) Name of Person Filing:         Phillips-Smith Specialty Retail
                                        Group III, L.P.
     (b) Address of Principal
         Business Office or, if none,
         Residence:                     5080 Spectrum Drive,
                                        Suite 805 West
                                        Addison, Texas 75001
     (c) Citizenship                    Texas (Place of Organization)
     (d) Title of Class of Securities:  Common Stock $.01 par value
     (e) CUSIP Number:                  36 2553 10

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [  ]  Broker or dealer registered under section 15 of the Exchange Act.
(b) [  ]  Bank as defined in section 3(a)(6) of the Exchange Act.
(c) [  ]  Insurance company as defined in section 3(a)(19) of the Exchange
          Act.
(d) [ ] Investment company registered under section 8 of the Investment Company Act.
(e) [  ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
(j) [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this
          box.    [ X ]

ITEM 4.   OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:                                  471,700.
(b)  Percent of class:                                           5.3%.
(c)  Number of shares as to which the person has:
     (i)    Sole power to vote or to direct the vote            471,700.
     (ii)   Shared power to vote or to direct the vote          -0-.
     (iii)  Sole power to dispose or to direct the
            disposition of                                      471,700.
     (iv)   Shared power to dispose or to direct the
            disposition of                                      -0-.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

     Not Applicable

ITEM 10.  CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                   February 17, 1999
                                   -----------------
                                        Date

                         PHILLIPS-SMITH SPECIALTY RETAIL GROUP III, L.P.

                         By: Phillips-Smith Management Company, L.P., General Partner


                         By:  /s/  G. Michael Machens
                              --------------------------------
                         Name:  G. Michael Machens
                         Title:    General Partner